Exhibit 99.1

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

ANNUAL GENERAL MEETING OF SHAREHOLDERS

You are receiving this notification as ALEXCO RESOURCE CORP. (the “Corporation”) has decided to use the notice and access model for the delivery of meeting materials to its shareholders in respect of its Annual General Meeting of Shareholders to be held on Thursday, June 7, 2018 (the “Meeting”). Under notice and access, instead of receiving paper copies of the Corporation’s Notice of Annual Meeting of Shareholders and management information circular (the “Information Circular”) for the year ended December 31, 2017 (collectively, the “Meeting Materials”), shareholders are receiving this notice with information on how they may access such Meeting Materials electronically. However, together with this notification, shareholders continue to receive a proxy or voting instruction form, as applicable, enabling them to vote at the Meeting. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and it will also reduce the Corporation’s printing and mailing costs.

MEETING DATE AND LOCATION

WHEN:	THURSDAY, JUNE 7, 2018 1:30 P.M. (PACIFIC TIME)	WHERE:	SUITE 1165, TWO BENTALL CENTRE 555 BURRARD STREET VANCOUVER, BC

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS:

•	FINANCIAL STATEMENTS: To receive and consider the audited consolidated financial statements of the Corporation for the financial year ended December 31, 2017, together with the report of the auditors thereon.
•	FIX THE NUMBER OF DIRECTORS: To fix the number of directors of the Corporation for the ensuing year at seven (7). See the section entitled “PARTICULARS OF MATTERS TO BE VOTED UPON - Number of Directors” in the Information Circular.
•	ELECTION OF DIRECTORS: To elect directors of the Corporation for the ensuing year. See the section entitled “PARTICULARS OF MATTERS TO BE VOTED UPON - Election of Directors” in the Information Circular.
•	APPOINTMENT OF AUDITORS: To appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditors of the Corporation for the ensuing year and to authorize the directors to fix their remuneration. See the section entitled “PARTICULARS OF MATTERS TO BE VOTED UPON - Appointment of Auditors” in the Information Circular.

SHAREHOLDERS ARE REMINDED TO VIEW THE MEETING MATERIALS PRIOR TO VOTING. SEE OVER FOR HOW TO VIEW THE MEETING MATERIALS.

WEBSITES WHERE MEETING MATERIALS ARE POSTED

The Meeting Materials can be viewed online under the Corporation’s profile on SEDAR at www.sedar.com on the Corporation’s website at www.alexcoresource.com/investors/annual-general-meeting/.

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS

Shareholders may request paper copies of the Meeting Materials be sent to them by postal delivery at no cost to them. Requests for paper copies of the Meeting Materials should be received at least five business days in advance of the proxy deposit date and time set out in the accompanying proxy or voting instruction form in order to receive the Meeting Materials in advance of the proxy deposit date and Meeting date. Shareholders who wish to receive paper copies of the Meeting Materials may request copies by calling toll-free at 1-855-777-8811 or by emailing info@alexcoresource.com. Meeting Materials will be sent to such shareholders within three business days of their request if such requests are made before the Meeting date. Requests may also be made up to one year from the date the Information Circular was filed on SEDAR. To obtain a paper copy after the Meeting date, please contact the Chief Financial Officer of the Corporation at (604) 633-4888.

Stratification used: NO

VOTING

Registered Holders are asked to return their proxies using the following methods by June 5, 2018 at 1:30 p.m. (Pacific Time):

INTERNET:	Go to www.investorvote.com and follow the instructions. You will need the 15 digit control number located on the bottom left hand side of the proxy.
TELEPHONE:	Call 1-866-732-VOTE (8683) toll free.
MAIL:

Complete the form of proxy or any other proper form of proxy, sign it and mail it to the PROXY DEPARTMENT at:

Computershare Investor Services Inc.

Attn: Proxy Department

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Beneficial Holders are asked to return their voting instruction forms using the methods set out on their voting instruction form or business reply envelope, or as set out below, by June 4, 2018 at 1:30 p.m. (Pacific Time):

	CANADA	UNITED STATES
INTERNET:	Go to www.proxyvote.com and follow the instructions using 16 digit control number.	Go to www.proxyvote.com and follow the instructions using 16 digit control number.
TELEPHONE:	English: 1-800-474-7493 (ENGLISH) French: 1-800-474-7501 (FRENCH)	1-800-454-8683

MAIL:	Data Processing Centre P.O. Box 3700, STN Industrial Park Markham, Ontario L3R 9Z9 Canada	Proxy Services P.O. Box 9104 Farmingdale, New York 11735-9533 USA
QR CODE	Vote by scanning the QR code included in your voting instruction form to access the voting site from your mobile device.	Vote by scanning the QR code included in your voting instruction form to access the voting site from your mobile device.

If you have any questions regarding Notice and Access please call 1-855-777-8811.